Volaris Reports September 2022 Traffic Results:
25% YoY demand growth with an 87% Load Factor

Mexico City, Mexico, October 5, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its September 2022 preliminary traffic results.

In September 2022, Volaris’ capacity (measured in ASMs) increased 17.2% year-over-year, while demand (measured in RPMs) increased 25.2%; the result was a load factor of 87.4% (+5.6 pp). Volaris transported 2.6 million passengers during the month, a 24.4% increase compared to the same month of 2021. Demand in the domestic Mexican and international markets increased 21.8% and 34.7%, respectively. Year-to-date, Volaris’ demand increased 30.0% YoY, with load factor expanding 1.1 pp year-over-year, to 84.9%.

Enrique Beltranena, Volaris’ President and CEO said: “Load factor reached a monthly record for September as demand remained strong. Forward bookings are solid, and we expect to maintain a strong load factor for the remainder of the year. We maintain our flexible network strategy and will continue stimulating our markets with our ULCC model.”

	Sept 2022	Sept 2021	Variance	YTD Sept 2022	YTD Sept 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,788	1,469	21.8%	15,792	12,394	27.4%
International	714	530	34.7%	6,099	4,440	37.4%
Total	2,503	1,999	25.2%	21,891	16,835	30.0%
ASMs (million, scheduled & charter)
Domestic	1,985	1,713	15.9%	18,033	14,447	24.8%
International	879	730	20.5%	7,744	5,627	37.6%
Total	2,864	2,443	17.2%	25,777	20,074	28.4%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	90.1%	85.7%	4.4 pp	87.6%	85.8%	1.8 pp
International	81.2%	72.7%	8.6 pp	78.8%	79.8%	(0.2) pp
Total	87.4%	81.8%	5.6 pp	84.9%	83.9%	1.1 pp
Passengers (thousand, scheduled & charter)
Domestic	2,075	1,681	23.4%	18,297	13,925	31.4%
International	489	380	28.8%	4,279	3,199	33.7%
Total	2,564	2,061	24.4%	22,576	17,124	31.8%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	3.84	2.34	64.1%	3.85	2.14	79.9%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 196, and its fleet from 4 to 113 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com